RISK FACTORS

Risks Concerning Our Business

We have never been profitable, and if we continue to lose money and do not achieve profitability soon, we may be unable to continue our business. Our ability to continue as a going concern is uncertain.

We have incurred losses since our inception. We incurred net losses of $15,161,034 for the year ended December 31, 2007, and $16,262,514 for the year ended December 31, 2006. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. Our expenses include product development and marketing expenses relating to products that will not be introduced and will not generate revenue until later periods, if at all. Our expenses also include interest on indebtedness incurred. We expect we will continue to experience losses and negative cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of our products, new product introductions and competition. We recently formed the Power Electronics Division consisting of Technipower LLC, which we acquired in August 2006, and Deltron, Inc., which we acquired in September 2007. Although Technipower has been profitable in recent years, it is unclear if Technipower and Deltron, when combined, will be profitable. We incur substantial operating expenses at the corporate level, many of which are directly related to the costs of being a reporting company under the Securities Exchange Act of 1934.

Because of our history of losses and our current financial condition, the report of our Independent Registered Public Accounting Firm includes an explanatory paragraph referring to an uncertainty concerning our ability to continue as a going concern. Please see Note 1 to our financial statements for the year ended December 31, 2007.

We have issued secured promissory notes and Variable Rate Self-Liquidating Senior Secured Convertible Debentures and granted the holders of these securities security interests in our assets. If we are unable to repay these notes and debentures in accordance with their terms, the holders would be entitled to realize upon their security.

We have issued $1,712,085 aggregate principal amount of secured promissory notes due September 7, 2008. With accrued interest, the balance on these notes on April 1, 2008 was $2,245,631. We have also issued $6,010,500 aggregate principal amount of Variable Rate Self-Liquidating Senior Secured Convertible Debentures due April 17, 2009, of which $3,425,744 remained outstanding on April 1, 2008. The holders of the notes and Debentures have security interests in all of our assets, subject to certain exceptions. The holders of these securities would be able to realize upon their security interests and seize our assets if we fail to repay or refinance these obligations when they become due.

We currently do not have the means to repay the notes and Debentures. We cannot assure you that we will be able to raise sufficient financing to repay these obligations as they become due, or that we will be able to refinance the obligations on acceptable terms, or at all.

We have accrued and unpaid payroll taxes that may impact our operations.

At December 31, 2007, we had accrued interest and penalties of $169,000 related to payroll and payroll related taxes. This amount includes additional interest of approximately $99,000 charged to operations during 2007. The interest and penalties were the subject of a delinquency proceeding with the Internal Revenue Service that arose under prior management. During the first quarter of 2007, we signed an agreement with the IRS to settle the outstanding interest and penalties. We having been making monthly payments of $10,000 for accrued interest and penalties as scheduled.

Payment of this obligation will reduce the funds we have available to fund our ongoing operations. Further, if we receive a notice of delinquency from the IRS regarding the unpaid accrued interest and penalties, it could severely impact our operations or cause us to cease operations.

We may need additional financing in the future.

Our capital requirements in connection with product development and marketing activities are significant and we are not yet generating enough revenues from operations to support these capital requirements. We have been dependent on the proceeds of sales of our securities to investors to support our development and marketing activities. As of December 31, 2007, we had a working capital deficiency of $12,322,728. We borrowed $1,837,085 in short-term debt financing from some of our stockholders in 2005 and 2006. We sold $5,350,000 aggregate principal amount of Debentures in January 2007 and applied approximately $1,018,000 of the proceeds to working capital, with the balance going towards the redemption of our Series C preferred stock and the payment of indebtedness. We sold an additional $500,000 aggregate principal amount of Debentures in August 2007. We are currently seeking additional capital through the sale of debt and/or equity securities. We cannot assure you that additional capital will be available on terms acceptable to us, or at all.

We may be unable to obtain additional financing to complete a business combination or to fund the operations and growth of a target business, which could compel us to restructure the transaction or abandon a particular business combination.

We intend to grow our business in part through the acquisition of businesses that fit our strategy. In order to finance acquisitions of other businesses, we will need to seek additional capital through the sale of equity or debt securities. We cannot assure you that such financing will be available on acceptable terms, if at all, and the current credit markets are unfavorable to small business borrowers. Unfavorable lending terms contributed to our inability to close one acquisition in 2007. To the extent that additional financing proves to be unavailable, we would be compelled to restructure the acquisition or abandon it. In addition, if we consummate any acquisitions, we may require additional financing to fund the operations or growth of these businesses. The agreements between us and the holders of our outstanding convertible debentures contain significant restrictions on our ability to sell new equity or debt securities for capital formation purposes. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the business acquired.

We may be unable to integrate successfully the operations of Technipower and Deltron, or other businesses that we may acquire in the future, which could disrupt our business and create additional expenses.

As part of our business strategy, we are working to grow our business in part through the acquisition of businesses that fit our strategy. Any acquisitions that we effect, including our acquisitions of Technipower and Deltron, will involve the integration of companies that previously operated independently. We may not be able to integrate and manage the combined operations effectively or maintain or improve the historical financial performances of the constituent companies. The difficulties of combining different companies’ operations include:

•	preserving important supplier and distribution relationships

•	integrating personnel with diverse business backgrounds;

•	integrating the technology and products of the acquired companies into our business;

•	combining different corporate cultures;

•	operating a business in a foreign country;

•	retaining key employees;

•	retaining existing customers of each company;

•	creating uniform standards, controls, procedures, policies and information systems;

•	management distraction from the business of the combined company; and

•	integrating sales and business development operations.

If we do not successfully integrate Technipower and Deltron, or other businesses that we may acquire in the future,, our business will suffer.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The integration of Technipower’s and Deltron’s businesses, now operated by our Power Electronics Division, with our Motive Power Division requires experience and expertise of certain existing employees of both of the divisions. We may not be successful in retaining these employees for the time period necessary to complete the integration of the operations of Technipower and Deltron with those of our Motive Power Division successfully. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of the two divisions’ operations could have a material adverse effect on our overall business and results of operations.

We may be unable to realize the expected revenue enhancements and other synergies from the acquisitions.

We can give you no assurance that the integration of our new operating divisions will result in the realization of the increased revenue and other benefits that we expect to result or that these benefits will be achieved within the time frame that we expect. Any synergies may be offset by integration costs, operating losses, regulatory issues or problems with our business or that of the acquired companies unrelated to the acquisition transactions.

We depend substantially on our relationships with a small number of original equipment manufacturers, or OEMs, and our failure to maintain or expand these relationships could reduce our revenue and gross profit or otherwise harm our business.

We derive a substantial portion of our revenue from sales of our Power Electronics Division’s products to a small number of OEMs in the defense industry. The loss of any of these customers, or a material decrease in revenue from these customers, could reduce our gross profit or otherwise harm our business.

Furthermore, if our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our products as components in their products.

As a result of our dependency on a small number of OEMs, any problems those customers experience, or their failure to promote products that contain our products, could harm our operating results. Some of the factors that affect the business of our OEM customers, all of which are beyond our control, include:

•	the competition these customers face and the market acceptance of their products,

•	the engineering, marketing and management capabilities of these customers and the technical challenges that they face in developing their products;

•	the financial and other resources of these customers, and

•	new governmental regulations or changes in taxes or tariffs applicable to these customers.

The inability of our OEM customers to address any of these risks successfully could harm our business.

Competition in the electric power drive industry and the power supply industry is intense and is likely to continue to increase, which could result in price reductions, decreased customer orders, reduced product margins and loss of market share, any of which could harm our business.

The electric power drive industry is competitive, and we expect competition to intensify in the future. We have a number of competitors located in the United States and Europe in this industry. Additional competitors are likely to enter this industry in the future.

Our Power Electronics Division also faces substantial competition, particularly as it enters new product markets. The power supply industry is very fragmented with hundreds of smaller companies providing different products. Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources or greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, some of our current competitors and potential competitors have greater brand name recognition, a more extensive customer base, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer base and product offerings, or adopt aggressive pricing policies, to gain market share. Increased competition in the market may result in price reductions, decreased customer orders, reduced profit margins and loss of market share, any of which could harm our business.

We rely on patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary rights, which afford only limited protection.

Our success depends in part upon our ability to protect our proprietary rights. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements with our employees, customers, suppliers and others to establish and protect our proprietary rights. The protection of patentable inventions is important to our future opportunities. It is possible that:

•	our pending patent applications may not result in the issuance of patents,

•	we may not apply for or obtain effective patent protection in every country in which we do business,

•	our patents may not be broad enough to protect our proprietary rights,

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from using the inventions claimed in those patents, and

•	current and future competitors may independently develop similar technology, duplicate our products or design new products in a way that circumvents our patents.

In particular, our patent rights cover primarily just our Electric Wheel technology, and do not provide any protection for the technology in our electric motors themselves. We may not be able to obtain patent protection for our electric motors.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our products is difficult. Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue.

Infringement claims and lawsuits would likely be expensive to resolve and would require management’s time and resources and, therefore, could harm our business.

On September 12, 2005, we filed a lawsuit against Toyota Motor Corporation, Toyota Motor Sales U.S.A., Inc. and Toyota Motor Manufacturing North America in the United States District Court for the Middle District of Florida, Tampa Division, for infringement of our Electric Wheel patent. In the lawsuit we allege that the hybrid transmission drive in the Toyota Prius and Highlander infringes a number of claims contained in our U.S. Patent No. 5,067,932, and we are asking for an injunction barring further infringement as well as damages for the unauthorized use of our patent by Toyota and its affiliates.

On January 10, 2006, we filed a complaint with the United States International Trade Commission (“ITC”) in Washington D.C. seeking an exclusion order prohibiting the importation of infringing technology. The ITC held a hearing on our complaint from October 30 through November 3, 2006. On February 13, 2007, the ITC Administrative Law Judge who conducted the hearing issued a final initial determination in favor of Toyota. In the order, the Administrative Law Judge decided that the hybrid transmission drive in the Toyota Prius and Highlander vehicles did not infringe Claim 7 in our U.S. Patent No. 5,067,932 and that we had not satisfied certain other legal requirements that would support an exclusion order against Toyota. On review of the final initial determination, the full ITC decided to take no position on the Administrative Law Judge’s findings concerning the economic prong of the domestic industry requirement. The remainder of the initial determination became the ITC final determination. On April 30, 2007, the ITC terminated the investigation with a finding of no violation of Section 337 of the Tariff Act of 1930.

On September 19, 2007, we filed an appeal of the ITC’s decision with the Court of Appeals for the Federal Circuit which has scheduled oral arguments for April 2008 and expects to issue its decision before the end of 2008. Until we complete our appeal of the ITC’s decision, the patent infringement action brought in the United States District Court in Florida is stayed.

No assurance can be provided that any of actions against Toyota will be successful.

Risks Relating to Our Power Electronics Division

We are subject to strict governmental regulations relating to the environment.

Our Power Electronics Division is required to comply with extensive and frequently changing environmental regulations at the federal, state and local level. Among other things, these regulations impose restrictions to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous substances into the environment. These regulations impose significant compliance burdens and risks on us. In addition, these regulations may impose liability for the cost of removal or remediation of certain hazardous substances released on or in our facilities without regard to whether we knew of, or caused, the release of such substances. Furthermore, we are required to provide a place of employment that is free from recognized and preventable hazards that are likely to cause serious physical harm to employees, provide notice to employees regarding the presence of hazardous chemicals and train employees in the use of such substances. The operations of our Power Electronics Division require the use of a limited amount of chemicals and other materials that are classified under applicable laws as hazardous chemicals and substances. If we are found not to be in compliance with any of these rules, regulations or permits, we may be subject to fines, remediation expenses and the obligation to change our business practice, any of which could result in substantial costs that would adversely impact our business operations and financial condition.

We are dependent on our suppliers to produce the components for our power supply products, which may affect our control over delivery, quantity, quality and cost of products.

We obtain the components to make our power supply products from third parties. We rely heavily on sole-source suppliers (one supplier providing us with one or more components) to develop and/or manufacture critical components for our products. A discontinuance, disruption or other similar occurrence affecting the availability of these components could materially diminish our ability to operate efficiently.

In addition, by relying on our suppliers, we have limited control over many component items, including:

•	delivering components on schedule;

•	manufacturing a high volume of components;

•	maintaining the highest possible product quality when manufacturing; and

•	managing manufacturing costs.

A large portion of our Power Electronics Division’s business is based in legacy products.

Although we recently introduced a new line of products, the current majority of our revenue from the Power Electronics Division is derived from legacy products. We support the defense industry with spares and replacements of linear and switching power supplies. Our customers may decide without notice that they no longer have a need for our products or we may be unable to obtain the components to manufacture the products our customers need. Unless we are able to acquire other businesses that manufacture different legacy products, the need for our products will diminish with time. We are starting to manufacture new products. If we do not successfully manage the introduction of our new products and estimate customer demand for such products, our business may suffer. If the demand for our new products does not match our projections for such products, it could adversely affect our financial performance. In addition, if some of our customers cancel their current orders for our old products in anticipation of our new products, we may have additional excess and obsolete inventories and be forced to incur additional charges.

Our Power Electronics Division depends on government contracts for a substantial portion of its revenues.

Although our Power Electronics Division is reaching more commercial and industrial markets as a result of the acquisition of Deltron, it remains a supplier, either directly or as a subcontractor, to the U.S. government and its agencies and depends on government contracts for a substantial portion of its business. If we are suspended or debarred from contracting with the U.S. government, if our reputation or relationship with individual federal agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be materially and adversely affected.

Our Power Electronics Division faces risks relating to government contracts.

There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results. All contracts with the U.S. government contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate contracts for convenience in whole or in part at any time;

•	reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	claim rights in products and systems produced by us;

•	suspend or debar us from doing business with U.S. government; and

•	control or prohibit the export of our products.

If the U.S. government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed before the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.

Our Power Electronics Division faces risks associated with competing in the bidding process for government contracts.

Our Power Electronics Division obtains many of its U.S. government contracts through a competitive bidding process. In the bid process, we face the following risks:

•	We must bid on programs in advance of their completion, which may result in unforeseen technological difficulties or cost overruns;

•	We must devote substantial time and effort to prepare bids and proposals for competitively awarded contracts that may not be awarded to us; and

•	Awarded contracts may not generate sales sufficient to result in profitability.

Risks Relating to Our Motive Power Division

Our Motive Power Division has a limited operating history and the rapidly evolving nature of our industry makes it difficult to forecast our future results.

Because of the limited operating history of our Motive Power Division, our historical financial and operating information is of limited value in predicting the future operating results of our Motive Power Division. In addition, any evaluation of the Motive Power Division’s business and prospects must be made in light of the risks and difficulties encountered by companies offering products or services in new and rapidly evolving markets. The market for electric power drive systems is rapidly evolving, and it is difficult to forecast the future growth rate, if any, or size of the market for our products. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results.

The market for the Motive Power Division’s electric power drive system is new and constantly changing. If we do not respond to changes in a timely manner, our Motive Power Division likely will no longer be competitive.

The market for the Motive Power Division’s electric power drive products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our electric power drive products and technologies, our products will no longer be competitive and our business will suffer.

If we do not successfully establish strong brand identity, we may be unable to achieve widespread acceptance of the Motive Power Division’s electric power drive products.

We believe that establishing and strengthening our ST Electric Power Drive System brand is critical to achieving widespread acceptance of our electric power drive products and to establishing key strategic relationships. The importance of brand recognition will increase as current and potential competitors enter the market with competing products. Our ability to promote and position our brand depends largely on the success of our marketing efforts and our ability to provide high quality products and customer support. These activities are expensive and we may not generate a corresponding increase in customers or revenue to justify these costs. If we fail to establish and maintain our brand, or if our brand value is damaged or diluted, we may be unable to attract new customers and compete effectively.

Risks Concerning Investing in Our Common Stock

We do not expect to pay dividends to our common stockholders.

We do not anticipate paying cash dividends in the foreseeable future and precluded from doing so under the terms of the Debentures.

We have issued a significant amount of our common stock to redeem Variable Rate Self-Liquidating Senior Secured Convertible Debentures that we sold in January and August 2007.

Under the terms of these Debentures, we are required to redeem a pro rata portion each month until their maturity, plus interest. Most of the Debentures mature in April 2009, but we are required to redeem them monthly on a pro rata basis. Because of our cash position, we are unable to redeem the Debentures in cash, so we are required to use shares of our common stock for this purpose and to pay interest. Because the price of our common stock has declined substantially during the last two quarters, and because we have agreed to issue our common stock at a 17.5% discount to market over a rolling ten day period in redemption of the Debentures, we have been required to issue a substantial number of shares each month to redeem the applicable portion of the Debentures. In the first quarter of 2008, we issued 20,486,550 shares of common stock to redeem $1,558,040 in principal amount of the Debentures, plus accrued interest, and the outstanding balance of the Debentures as of April 1, 2008 was $3,425,744. Accordingly, our stockholders have experienced substantial dilution to date in connection with these redemptions, and it is probable that they will experience substantial continuing dilution until the Debentures after been fully redeemed. In addition, the reduction in the price of our common stock below $.35 per share makes it improbable that any Debenture holders will convert their Debentures into shares of our common stock.

Further, the Debentures only permit redemption in shares of our common stock if certain trading volume and price criteria are satisfied. Although we have negotiated a substantial relaxation of these criteria with the holders of the Debentures, no assurance can be provided that we will always be able to redeem the Debentures with shares. In the event that we were unable to redeem the Debentures with shares of our common stock, we would be required to redeem them in cash, which may not be possible. We then could be in default under the Debentures.

Under the terms of the secured Debentures and the related security agreement, we are precluded from granting any third party a security interest in our assets. Our inability, without the secured debenture holders’ consent, to grant a security interest could make it difficult to find parties willing to make additional investments in our company or to loan us money and therefore could adversely affect our ability to raise additional funds.

We are subject to the SEC’s penny stock rules. The application of the “penny stock” rules will likely make selling your shares more difficult than if our shares were traded on the NASDAQ Stock Market or a national stock exchange.

Our common stock will be a “penny stock,” under Rule 3a51-1 under the Securities and Exchange Act, unless and until:

•	the market price of our common stock reaches at least $5.00 per share,

•	we meet the financial size and volume levels for our common stock not to be considered a penny stock, or

•	we register the shares on a national securities exchange or they are quoted on the Nasdaq Stock Market.

A “penny stock” is subject to rules that require securities broker-dealers, before carrying out transactions in any “penny stock,” to:

•	deliver a disclosure document to the customer describing the risks of penny stocks, and get a written receipt for that document, before selling penny stocks to that customer,

•	disclose price information about the stock,

•	disclose the compensation received by the broker-dealer or any associated person of the broker-dealer in transactions involving the penny stock, and

•	send monthly statements to customers with market and price information about the penny stock.

Our common stock is also subject to a rule that requires the broker-dealer, in some circumstances, to:

•	approve the penny stock purchaser’s account under standards specified in the rule, and

•	deliver written statements to the customer with information specified in the rule.

These additional requirements could prevent or discourage broker-dealers from carrying out transactions in our common stock and limit your ability to sell your shares.

We expect our stock price to continue to be volatile.

The price at which our common stock trades is likely to continue to be highly volatile and to fluctuate substantially due to many factors, some of which are:

•	continued issuance of a substantial number of shares of common stock in redemption of our outstanding Debentures

•	actual or anticipated fluctuations in our results of operations,

•	developments with respect to intellectual property rights,

•	announcements of technological innovations or significant contracts by us or our competitors,

•	introduction of new products by us or our competitors,

•	commencement of, or our involvement in, litigation,

•	our sale of common stock or other securities in the future,

•	announcements of acquisitions or divestitures of businesses or assets by us or our competitors;

•	the trading volume of our common stock,

•	changes in the estimation of the future size and growth rate of our markets, and

•	general economic conditions.

In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies. In the past, these market fluctuations were often unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a significant decline in the market price of our common stock.

The market for our shares may be illiquid.

From time to time, there may be only a limited trading market for our common stock. Our common stock is traded on the Over-the-Counter Bulletin Board. Shares that are “thinly” traded on the Bulletin Board often trade only infrequently and experience a significant spread between the market maker’s bid and asked prices. As a result, our common stock may at times be illiquid.

We have implemented anti-takeover provisions that could discourage a third party from acquiring us and consequently decrease the market value of your investment.

Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. Our certificate of incorporation and bylaws, among other things, allow our board to designate “blank check” preferred stock and limit who may call special meetings of stockholders. These provisions may delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in management could cause the market price of our common stock to decline.

Because our executive officers’ and directors’ liabilities are limited, your rights against them in a civil lawsuit may be limited.

We will indemnify any executive officer, director or former executive officer or director, and may indemnify any other officer or employee, to the full extent permitted by Delaware law. This could include indemnification for liabilities under securities laws enacted for stockholder protection, though the SEC thinks this indemnification is against public policy and may be unenforceable.

The issuance of additional shares of common stock, including shares issuable upon conversion or redemption of convertible securities or the exercise of outstanding options and warrants, will dilute the interests of our stockholders.

As of April 11, 2008, there were 72,393,104 shares of our common stock outstanding. Our board has the ability, without further stockholder approval, to issue up to approximately 28,000,000 additional shares of common stock, and we are asking our stockholders at our next Annual Meeting to approve and increase in the number of shares of common stock we may issue to 500,000,000 from 100,000,000. Any issuance of additional common stock will reduce the proportionate ownership and voting power of the then existing stockholders and may result in a reduction of the book value or market price of our outstanding common stock. It is probable that we will issue a substantial number of additional shares of common stock in connection with the monthly redemption of Debentures, as discussed above.

Our board of directors, without seeking stockholder approval, may designate and issue up to 7,450,000 shares of preferred stock, and the sale of such shares may adversely impact the market price of our outstanding common stock.

Our certificate of incorporation allows our board of directors to issue at any time without further stockholder approval up to 7,450,000 shares of preferred stock. Such shares may be issued and sold upon such terms and conditions as our board of directors may determine, including the amount of consideration for which the shares may be issued and sold in one or more series, and such voting rights, dividend rights designations, preferences and other rights, qualifications, limitations and restrictions as our board of directors may determine. If we issue shares of preferred stock having rights, preferences and powers senior to those of our common stock, including rights to receive dividends and preferences upon liquidation, dissolution or winding-up in excess of, or before, the rights of the holders of our common stock, it could reduce or eliminate the amounts that would otherwise be available to pay dividends on the common stock or distributions to the holders of the common stock. No shares of our preferred stock are designated or outstanding as of the date of this report.

Sales of a substantial number of shares of preferred stock, or the fact that our board of directors may determine the rights, privileges and preferences of one or more classes or series of preferred stock, may discourage a future acquisition of our company, including an acquisition in which you might otherwise receive a premium for your shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.